FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding approval obtained from CSRC regarding public issuance of corporate bonds of Huaneng Power International, Inc. (the Registrant”) to qualified investors, made by the Registrant on August 25, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT ON APPROVAL OBTAINED FROM CSRC REGARDING THE PUBLIC ISSUANCE OF CORPORATE BONDS TO QUALIFIED INVESTORS

Huaneng Power International Co., Ltd. (“Company”) recently received the “Approval of Huaneng Power International Co., Ltd. regarding public issuance of corporate bonds to qualified investors” issued by China Securities Regulatory Commission (“CSRC”) (Zhengjianxuke [2018] No. 1337). The approval relevant to the Company’s proposed public issuance of corporate bonds to qualified investors is as follows:

1.	Approving the Company’s public issuance of corporate bonds with a total face value of not more than RMB25 billion to qualified investors.

2.
The Company’s corporate bonds are to be issued by way of tranches, the first tranche of which is to be completed within 12 months from the date of approval by the CSRC, while the remaining tranches for corporate bonds are to be completed within 24 months from the date of approval by the CSRC.

3.	The issuance of corporate bonds shall be conducted in strict compliance with offering documents submitted to the CSRC.

4.	This approval shall remain valid for 24 months from date of approval of the issuance.

5.
From the date of approval of the issuance until the end of issuance of the corporate bonds and on happening of any major event, the Company shall promptly report it to the CSRC and deal with it in accordance with the relevant regulations.

The board of directors and authorized person(s) of the Company shall, in accordance with the relevant laws and regulations and the above-mentioned approval, handle the matters relating to the issuance of the corporate bonds within the scope authorized by the shareholders’ meeting, and fulfill their information disclosure obligations in a timely manner.

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
25 August 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     August 27, 2018